Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS PROJECT IN KOCHI, INDIA

Tel Aviv, Israel, August 6, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated March 21, 2018, regarding an agreement to waive any of its rights and interest in the SPV which holds a land plot in Kochi, India (for a total consideration in the amount of approximately 1.3 million EURO to be paid to the Company upon closing of the transaction), that the Company and the local investor have agreed that the long stop date, will be extended from June 30, 2018 to November 30, 2018.

All other terms and conditions of the agreement shall remain unchanged.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com